

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Paul Langdale
Executive Vice President and Chief Financial Officer
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, TX 75070

>   **Re: Independent Bank Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-35854**

Dear Paul Langdale:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance